September 30, 2005

Via U.S. Mail

Sergio Marchionne
Chief Executive Officer
Fiat S.p.A.
Via Nizza 250, Turin, Italy

RE:		Fiat S.p.A.
      Form 20-F for the year ended December 31, 2003
		Form 20-F for the year ended December 31, 2004
		Fiat S.p.A. Letter Dated August 5, 2005
		File No. 1-10108

Dear Mr. Marchionne:

      We have limited our review of your Form 20-F and letter dated
August 5, 2005 to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

We note that in your letter of August 5, 2005, you responded that in
July 2004 you entered into a cooperation agreement with an Iranian corporation to manufacture and distribute Fiat branded cars in Iran.
You stated that you expect "production and distribution under the agreement to commence in November 2005 and in 2006, respectively." If you have projected the amount of revenue you will receive under the agreement during 2006 and any subsequent years, please provide us with those figures, and discuss the materiality to you of such amounts. Additionally, please advise us whether PIDF Co. is owned or controlled by the Iranian government; whether the parts and other products and services you will provide under the agreement can be put to military use; and, if so, the types of military uses to which they can be put.

We note an October 3, 1994, Dow Jones International News article that stated that Fiat was building an energy plant in Syria. And we note that a September 21, 2004, article in La Nacion stated that the Argentinean subsidiary of Iveco, the truck division of Fiat, is shipping trucks to Syria. Please confirm the accuracy of the reported statements. Please advise us of the nature and extent of your current and anticipated contacts with Syria. Advise us whether your contacts there include sales to the Syrian government or entities owned or controlled by the Syrian government; whether the products and services you provide in Syria can be put to military use; and, if so, the types of military uses to which they can be put.

We also note a July 13, 2004, article in Just-Auto that Fiat was a member of a North Korean car production joint venture along with the
North Korean government and the North Korean state-owned Ryonbong Corporation. Please confirm the accuracy of the reported statement.
Please advise us of the nature and extent of any current or anticipated contacts or ties you have with North Korea, including any arrangements with the North Korean government or entities owned or controlled by the North Korean government; whether any Fiat products or services provided in or to North Korea can be put to military use;
and, if so, the types of military uses to which they can be put..

In light of the fact that Syria and North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, discuss the materiality (including when aggregated with contacts with Iran and Libya) of your current and anticipated contacts with North Korea and
Syria; and your view as to whether those contacts, individually or in the aggregate (including when aggregated with contacts with Iran and
Libya), constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with
U.S. designated state sponsors of terrorism.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Robert Russo
		Senior Counsel
		Fiat S.p.A.
	Via Nizza 250, Turin, Italy

		Max Webb
		Assistant Director
		Division of Corporation Finance